                                                                                                                                                                                                       450 Wireless Blvd.

GEMINI FUND SERVICES, LLC                                                                                                                                             Hauppauge, New York 11788

Emile R. Molineaux

General Counsel

Direct Telephone: (631) 470-2616

Fax: (631) 470-2701

E-mail: emilem@geminifund.com

                                                                                                                                                                                                                                                                         September 27, 2006

VIA EDGAR (Correspondence Filing)

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549

Attn :  Laura Hatch, Senior Attorney

(202) 551-6957

RE:

Northern Lights Fund Trust  (the “Registrant”) on behalf of The Alpha  Fund

File Nos. 333-122917; 811-21720

Dear Ms. Hatch:

On behalf of the Registrant, this letter responds to the comments you provided by telephone to Denise Cassidy, of Gemini Fund Services, LLC.

Your comments are set forth below, and each is followed by the Registrant’s response.

Prospectus

Comment: 1	Under the heading “Fees and Expenses” states the Adviser will only be waiving the management fee. Please provide the numbers in the table to show how this will be disclosed.

Response:

Upon further discussions with the adviser, the adviser has decided to contractually waive and reimburse expenses. The footnote to the table now reads:

“The adviser has contractually agreed to reduce its fees and to reimburse expenses, at least until November 30, 2007, to ensure that Net Annual Fund Operating Expenses  (exclusive of any front-end or contingent deferred loads, taxes, leverage interest, brokerage commissions, expenses incurred in connection with any merger or reorganization, dividend expense on securities sold short, or extraordinary expenses such as litigation) will not exceed 2.00% and 2.75%, respectively, for Investor shares and Service Class shares, subject to possible recoupment from the Fund in future years on a rolling three year basis (within the three years after the fees have been waived or reimbursed) if such recoupment can be achieved within the foregoing expense limits.”

Additional Changes

Under the heading “Risk/Return Summary” sub-heading “Principal Investment Strategies” states, “An ETF is an investment company that seeks to track the performance of an index by holding in its portfolio either the contents of the index or a representative sample of the securities in the index.”  This sentence was changed to clarify that the Fund may invest is market cap weighted, and not market cap weighted, ETF’s. The sentence now reads:

“An ETF is an investment company that invests in all of the securities of a particular index, or a representative sample of the securities in the index.”

Under the heading “Additional Information About Principal Investment Strategies and Risks” sub-heading “Exchange Traded Funds (ETFs)” states, “ETFs in which the Fund invests will not be able to replicate exactly the performance of the indices they track because the total return generated by the securities will be reduced by transaction costs incurred in adjusting the actual balance of the securities.”

This sentence was changed to read “ETFs that attempt to track a particular index will not be able to replicate exactly the performance of the index they track because the total return generated by the securities will be reduced by transaction costs incurred in adjusting the actual balance of the securities.”

In addition, the following sentence has been added under the first paragraph:

“Some ETFs attempt to track the returns of the relevant index by investing in accordance with the market capitalization of each security in the index, while others invest equal amounts in each security without regard to market capitalization.”

The Registrant acknowledges that:

•

The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

•

Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

•

The Registrant may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

*          *          *

Please contact me at (631) 470-2616 if you should require any further information.

Sincerely,

/s/Emile R. Molineaux

Emile R. Molineaux